Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2018 Financial Results

HANGZHOU, China, November 9, 2018 — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading smart supply chain and logistics solutions and services provider in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

“BEST continued to generate strong growth in the third quarter, benefitting greatly from demand for our integrated supply chain services and solutions as a result of healthy e-commerce and New Retail growth, further industry consolidation, and our sharp strategic focus and execution,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Despite competitive market conditions, our growth continued to outpace the market thanks to our superior platform that is better equipped to capture the opportunities created by the trend towards digital commerce. BEST’s platform, with its robust technology and nationwide services networks, enriches the lives of consumers by making possible an omni-channel shopping experience and empowers businesses by providing one-stop total supply chain solutions.”

“We continued with our solid progress on the path to profitability while prioritizing growth and market shares gain. I am pleased to announce that we delivered another solid quarter. Our revenue increased by 34% year-over-year to RMB7.2 billion, with our businesses demonstrating strong growth momentum,” said Alice Guo, BEST’s Chief Accounting Officer and Senior Vice President of Finance. “For the second consecutive quarter, BEST recorded positive EBITDA and Adjusted EBITDA. Moreover, net loss was reduced by 89% year-over-year to RMB51 million, and non-GAAP net loss was reduced by 45% year-over-year to RMB101 million. As we enter fourth quarter peak season, we will continue to execute our strategy of focusing on strong top-line growth and operational efficiencies enhancement to drive margin expansion.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended September 30, 2018:

•                  Revenue was RMB7,189.3 million (US$1,046.8 million), an increase of 34.3% year-over-year (“YoY”).

•                  Express Service Revenue increased 33.4% YoY to RMB4,357.5 million (US$634.5 million).

•                  Freight Service Revenue increased 25.0% YoY to RMB1,093.3 million (US$159.2 million).

•                  Supply Chain Management Service Revenue increased 27.3% YoY to RMB491.6 million (US$71.6 million).

•                  Store+ Service Revenue increased 15.3% YoY to RMB885.5 million (US$128.9 million).

•                  Others (1) Service Revenues increased 499.9% YoY to RMB361.3 million (US$52.6 million).

•                      Gross Profit was RMB389.9 million (US$56.8 million), an increase of 93.3% YoY; and Gross Profit Margin was 5.4%, an improvement of 1.6 percentage points YoY.

•                      Net Loss was RMB51.1 million (US$7.4 million), a decrease of 89.1% YoY; and Non-GAAP Net Loss (2)(3) was RMB101.4 million (US$14.8 million), a decrease of 44.9% YoY.

•                      Diluted EPS (4) was negative RMB0.13 (US$0.02) and Non-GAAP diluted EPS (3)(5) was negative RMB0.26 (US$0.04).

•                      EBITDA (3)(6) was RMB54.7 million (US$8.0 million) and Adjusted EBITDA (3)(6) was RMB1.3 million (US$0.2 million).

•                      Net Cash Generated From Operating Activities was RMB86.3 million (US$12.6 million).

BUSINESS HIGHLIGHTS (7)

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change
	September 30, 2017	September 30, 2018	YoY
Parcel Volume (in ‘000)	1,010,512	1,371,055	35.7%
BEST Express Market Share (8) (%)	10.0%	10.8%	0.8ppts
Gross Profit per Parcel (RMB)	0.13	0.16	22.3%
Average Revenue Per Parcel (RMB)	3.23	3.18	(1.7)%
Average Cost Per Parcel (RMB)	3.10	3.02	(2.7)%
Hubs & Sortation Centers (as of period end)	153	117	(23.5)%

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2) Non-GAAP net loss represents net loss excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments.

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments.

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and Year Over Year comparisons are based on figures before rounding.

(8) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

•                  Increased parcel volume by 35.7% YoY, approximately 1.4 times the industry-wide growth rate of 25.6%(9); increased express market share to 10.8%, compared to 10.0% in the same period of 2017.

•                  Improved gross profit per parcel by 22.3% YoY to RMB0.16 (US$0.02), as the reduction in cost per parcel continued to outpace the decrease in revenue per parcel.

•                  Improved operational efficiency by ongoing network optimization, investment in automation and digitization:

•                  Reduced total number of hubs and sortation centers by 23.5% YoY to 117.

•                  Continued to invest in and upgrade the automation system in major hubs and sortation centers. Added eight high-speed automated sorting lines and 226 dimension & weight scanning systems during the third quarter of 2018.

•                  Further improved digital waybill usage to 99.0% from 90.4% in the same quarter of 2017.

BEST FREIGHT:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change
	September 30, 2017	September 30, 2018	YoY
Freight Volume (Tonne in ‘000)	1,194	1,474	23.5%
Average Revenue per Tonne (RMB)	732.3	741.7	1.3%
Average Cost Per Tonne (RMB)	768.9	707.5	(8.0)%
Hubs & Sortation Centers (as of period end)	133	120	(9.8)%
Last-mile Service Stations (as of period end)	7,590	11,698	54.1%

•                  Achieved solid growth with freight revenue increased by 25.0% YoY and freight volume increased by 23.5% YoY.

•                  Improved gross profit margin by 9.6 percentage points YoY to 4.6%. Focused on growing e-commerce related transactions, which resulted in an increase in revenue per tonne and a decrease in cost per tonne.

•                  Continued to optimize freight network to improve operating efficiency and reduce costs:

•                  Reduced total number of hubs and sortation centers by 9.8% YoY to 120, which contributed to lower transportation, labor, lease costs and shortened delivery time.

•                  Expanded service coverage significantly by increasing the total number of franchisees-operated last-mile service stations by 54.1% YoY to 11,698.

(9) Based on data published by State Post Bureau of the PRC.

•                  For July 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for July 2018, State Post Bureau of the PRC, August 14, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201808/t20180814_1628704.html

•                  For August 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for August 2018, State Post Bureau of the PRC, September 12, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201809/t20180912_1654656.html

•                  For September 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for September 2018, State Post Bureau of the PRC, October 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201810/t20181015_1674326.html

BEST Supply Chain Management:

•                  Increased the total number of orders fulfilled by Cloud OFCs by 31.4% YoY to 56.6 million, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 81.1% YoY to 19.0 million.

•                  Increased the total number of Cloud OFCs by 4.6% YoY to 341; increased gross floor area (“GFA”) of Cloud OFCs by 11.6% YoY from 2.4 million square meters as of September 30, 2017 to approximately 2.6 million square meters as of September 30, 2018, of which 1.0 million square meters were owned and operated by franchised OFCs.

BEST Store+:

•                  Continued to invest in and expand Store+ network. The number of membership stores increased 19.3% YoY to 414,923 as of September 30, 2018.

•                  Focused on opening branded stores. The number of branded stores including BEST Neighbor and WoWo increased by 258.4% YoY to 1,308 as of September 30, 2018.

•                  Increased the total number of store orders fulfilled by 17.2% YoY to 934,936, representing over 18,000 SKUs.

Others:

•                  BEST UCargo

•                  Increased the number of registered agents by approximately 69.0% YoY to over 4,200 as of September 30, 2018 from approximately 2,500 as of September 30, 2017, and the number of registered trucks by approximately 61.0% YoY to over 241,000 as of September 30, 2018 from approximately 150,000 as of September 30, 2017.

•                  Increased the cumulative total number of transactions by approximately 309.0% YoY to over 135,000 as of September 30, 2018, with revenue generated from external customers increased significantly to RMB256.6 million (US$37.4 million) in the quarter ended September 30, 2018.

•                  BEST Global - continued to develop cross border solutions and broaden service offerings in international markets. Initiated new coverage in India and Indonesia through partners. It serves 15 countries and regions outside of Mainland China in the quarter ended September 30, 2018.

•                  BEST Capital - continued to expand its financial services to support the BEST ecosystem. As of September 30, 2018, it had provided cumulative total financing solutions to over 6,000 trucks, an increase of over 50.0% YoY.

FINANCIAL RESULTS

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2017		September 30, 2018
(In ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	3,265,688	61.0%	4,357,527	634,468	60.6%	33.4%
Freight	874,352	16.3%	1,093,331	159,192	15.2%	25.0%
Supply Chain Mgmt.	386,244	7.2%	491,633	71,583	6.9%	27.3%
Store+	767,903	14.4%	885,518	128,934	12.3%	15.3%
Others	60,225	1.1%	361,293	52,605	5.0%	499.9%
Revenue	5,354,412	100.0%	7,189,302	1,046,782	100.0%	34.3%

•                  Express Service Revenue increased by 33.4% YoY to RMB4,357.5 million (US$634.5 million) from RMB3,265.7 million, primarily due to 35.7% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 25.0% YoY to RMB1,093.3 million (US$159.2 million) from RMB874.4 million, primarily due to 23.5% YoY increase in freight volume and 1.3% YoY increase in average revenue per tonne.

•                  Supply Chain Management Service Revenue increased by 27.3% YoY to RMB491.6 million (US$71.6 million) from RMB386.2 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue increased by 15.3% YoY to RMB885.5 million (US$128.9 million) from RMB767.9 million, primarily due to an increase in merchandise sales to membership and branded stores.

•                  Others Service Revenues increased by 499.9% YoY to RMB361.3 million (US$52.6 million) from RMB60.2 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Costs and Expenses

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	September 30, 2017		September 30, 2018			Revenue
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(3,134,376)	96.0%	(4,139,558)	(602,731)	95.0%	(1.0ppts	)
Freight	(918,121)	105.0%	(1,042,820)	(151,838)	95.4%	(9.6ppts	)
Supply Chain Mgmt.	(357,675)	92.6%	(472,045)	(68,731)	96.0%	3.4ppts
Store+	(703,311)	91.6%	(814,299)	(118,564)	92.0%	0.4ppts
Others	(39,234)	65.1%	(330,659)	(48,145)	91.5%	26.4ppts
Cost of Revenue	(5,152,717)	96.2%	(6,799,381)	(990,009)	94.6%	(1.6ppts	)

Cost of Revenue was RMB6,799.4 million (US$990.0 million) or 94.6% of revenue in the quarter ended September 30, 2018, compared to RMB5,152.7 million or 96.2% of revenue in the same quarter of 2017. The reduction of 1.6 percentage points in cost of revenue as a percentage of revenue was primarily attributable to increased operating leverage.

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended					% of
	September 30, 2017		September 30, 2018			Revenue
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(213,547)	4.0%	(235,681)	(34,316)	3.3%	(0.7ppts	)
including SBC Expenses	(13,172)	0.3%	(1,837)	(267)	0.0%	(0.3ppts	)
Adjusted Selling Expenses	(200,375)	3.7%	(233,844)	(34,048)	3.3%	(0.4ppts	)
General and Administrative Expenses	(405,925)	7.6%	(264,784)	(38,553)	3.7%	(3.9ppts	)
including SBC Expense	(237,232)	4.4%	(20,500)	(2,985)	0.3%	(4.1ppts	)
Adjusted General and Administrative Expenses	(168,693)	3.2%	(244,284)	(35,568)	3.4%	0.2ppts
Research and Development Expenses	(56,155)	1.0%	(42,922)	(6,250)	0.6%	(0.4ppts	)
including SBC Expense	(24,268)	0.4%	(2,240)	(326)	0.0%	(0.4ppts	)
Adjusted Research and Development Expenses	(31,887)	0.6%	(40,682)	(5,923)	0.6%	0.0ppts

Selling Expenses was RMB235.7 million (US$34.3 million) or 3.3% of revenue in the quarter ended September 30, 2018, compared to RMB213.5 million or 4.0% of revenue in the same quarter of 2017. The decrease in selling expenses as a percentage of revenue was primarily attributable to improved operating efficiencies and the reduction in share-based compensation (“SBC”) expense.

General and Administrative Expenses was RMB264.8 million (US$38.6 million) or 3.7% of revenue in the quarter ended September 30, 2018, compared to RMB405.9 million or 7.6% of revenue in the same quarter of 2017. The significant decrease in general and administrative expenses as a percentage of revenue was primarily attributable to the reduction in SBC expense, partially offset by investments in the growth of the Company’s operations.

Research and Development Expenses was RMB42.9 million (US$6.3 million) or 0.6% of revenue in the quarter ended September 30, 2018, compared to RMB56.2 million, or 1.0% of revenue in the same quarter of 2017. The decrease in research and development expenses as a percentage of revenue was primarily attributable to the reduction in SBC expense.

SBC Expense included in the cost and expense items above in the quarter ended September 30, 2018 was RMB25.2 million (US$3.7 million), compared to RMB280.7 million in the same quarter of 2017. In the third quarter of 2018, approximately RMB0.6 million (US$0.09 million) was allocated to cost of revenue, RMB1.8 million (US$0.3 million) was allocated to selling expenses, RMB20.5 million (US$3.0 million) was allocated to general and administrative expenses, and RMB2.2 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the quarter ended September 30, 2018 was RMB51.1 million (US$7.4 million), a decrease of 89.1% compared to RMB466.6 million in the same quarter of 2017. Excluding the impact of SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP Net Loss in the quarter ended September 30, 2018 was RMB101.4 million (US$14.8 million), a decrease of 44.9% compared to RMB183.8 million in the same quarter of 2017.

In the quarter ended September 30, 2018, BEST recorded RMB78.5 million (US$11.4 million) in other income, due to fair value change of the Company’s equity investment in an AI solutions provider.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2018 was negative RMB0.13 (US$0.02) based on a weighted average of 387.1 million diluted shares outstanding during the quarter. Excluding SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP diluted EPS in the quarter ended September 30, 2018 was negative RMB0.26 (US$0.04). A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB1.3 million (US$0.2 million), improved from negative RMB 85.6 million in the quarter ended September 30, 2017. Adjusted EBITDA margin was 0.02%, improved from negative 1.6% in the quarter ended September 30, 2017. The improvement of RMB87.0 million (US$12.7 million) or 1.6 percentage points was primarily attributable to strong revenue growth and improved operating efficiency.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2018, cash and cash equivalents, restricted cash and short-term investments were RMB3,911.4 million (US$569.5 million), compared to RMB4,349.6 million as of June 30, 2018. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to CAPEX and investment activities, partially offset by net cash generated from operating activities.

Cash Flow from Operating Activities

Net Cash Generated from Operating Activities was RMB86.3 million (US$12.6 million) in the quarter ended September 30, 2018, an increase of 162.0% compared to RMB32.9 million in the same quarter of 2017.

Capital Expenditures (“CAPEX”)

CAPEX was RMB412.2 million (US$60.0 million), or 5.7% of total revenue in the quarter ended September 30, 2018, compared to CAPEX of RMB175.6 million, or 3.3% of total revenue, in the same period of 2017. The increase in CAPEX was primarily due to the upgrade of automation system in major hubs and sortation centers, including investments in high-speed automated sorting lines and dimension and weight scanning systems.

Shares Outstanding

As of the date of this press release, the Company had approximately 387.2 million ordinary shares outstanding (10). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, revenue for the fourth quarter of 2018 is expected to be in the range of RMB7.9 billion to RMB8.1 billion; and revenue for full fiscal year 2018 is expected to be in the range of RMB26.8 billion to RMB27.0 billion. This represents management’s current and preliminary expectation, which is subject to change.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on November 9, 2018 (8:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the third quarter of 2018.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 8893478

A replay of the conference call will be accessible through November 16, 2018 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10125776

Please visit the Company’s investor relations website http://ir.best-inc.com/ on November 9, 2018 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. is a leading smart supply chain and logistics solutions and services provider. BEST’s mission is to empower businesses and enrich the lives of consumers by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	3,265,688	4,357,527	634,468	8,438,794	11,759,488	1,712,214
Freight	874,352	1,093,331	159,192	2,214,378	2,886,028	420,214
Supply Chain Management	386,244	491,633	71,583	1,071,434	1,388,662	202,193
Store+	767,903	885,518	128,934	1,634,291	2,229,436	324,612
Others	60,225	361,293	52,605	99,661	661,783	96,357
Total Revenue	5,354,412	7,189,302	1,046,782	13,458,558	18,925,397	2,755,590
Cost of Revenue
Express	(3,134,376)	(4,139,558)	(602,731)	(8,277,222)	(11,283,283)	(1,642,878)
Freight	(918,121)	(1,042,820)	(151,838)	(2,397,647)	(2,798,694)	(407,498)
Supply Chain Management	(357,675)	(472,045)	(68,731)	(989,480)	(1,311,021)	(190,888)
Store+	(703,311)	(814,299)	(118,564)	(1,535,027)	(2,038,955)	(296,878)
Others	(39,234)	(330,659)	(48,145)	(61,970)	(576,363)	(83,920)
Total Cost of Revenue	(5,152,717)	(6,799,381)	(990,009)	(13,261,346)	(18,008,316)	(2,622,062)
Gross Profit	201,695	389,921	56,773	197,212	917,081	133,528
Selling Expenses	(213,547)	(235,681)	(34,316)	(487,239)	(655,775)	(95,483)
General and Administrative Expenses	(405,925)	(264,784)	(38,553)	(717,096)	(747,181)	(108,792)
Research and Development Expenses	(56,155)	(42,922)	(6,250)	(110,053)	(126,436)	(18,409)
Total Operating Expenses	(675,627)	(543,387)	(79,119)	(1,314,388)	(1,529,392)	(222,684)
Loss from Operations	(473,932)	(153,466)	(22,346)	(1,117,176)	(612,311)	(89,156)
Interest Income	16,883	28,436	4,140	50,941	77,126	11,230
Interest Expense	(12,078)	(18,960)	(2,761)	(32,799)	(53,759)	(7,827)
Foreign Exchange Loss	(2,619)	(375)	(55)	(7,098)	(7,607)	(1,108)
Other Income	12,592	104,620	15,233	34,934	136,042	19,808
Other Expense	(3,528)	(8,362)	(1,218)	(13,574)	(16,658)	(2,425)
Loss before Income Tax and Share of Net Income/(Loss) of Equity Investees	(462,682)	(48,107)	(7,007)	(1,084,772)	(477,167)	(69,478)
Income Tax Expense	(3,949)	(2,971)	(433)	(6,436)	(6,971)	(1,015)
Loss before Share of Net Income/(Loss) of Equity Investees	(466,631)	(51,078)	(7,440)	(1,091,208)	(484,138)	(70,493)
Share of Net Income/(Loss) of Equity Investees	—	24	3	—	(266)	(39)
Net Loss	(466,631)	(51,054)	(7,437)	(1,091,208)	(484,404)	(70,532)
Net Gain/(Loss) Attributable to Non-controlling Interests	756	141	21	(7)	141	21
Net Loss Attributable to BEST Inc.	(467,387)	(51,195)	(7,458)	(1,091,201)	(484,545)	(70,553)

Summary of Consolidated Balance Sheets
(in thousands)

	(Audited) As of December 31, 2017	(Unaudited) As of September 30, 2018
	RMB	RMB		US$
Assets
Current Assets
Cash and Cash Equivalents	1,240,431	610,962		88,958
Restricted Cash	1,652,653	1,135,259		165,297
Accounts and Notes Receivables	734,252	858,658		125,023
Inventories	156,974	164,268		23,918
Prepayments and Other Current Assets	1,459,755	1,892,305		275,525
Short-term Investments	2,353,663	2,082,201		303,174
Amounts Due from Related Parties	164,894	104,943		15,280
Lease Rental Receivables	193,703	388,479		56,564
Total Current Assets	7,956,325	7,237,075		1,053,739
Non-current Assets
Property and Equipment, Net	1,307,470	1,818,441		264,770
Intangible Assets, Net	158,556	139,636		20,331
Long-term Investments	37,167	228,334		33,246
Goodwill	448,584	457,514		66,615
Non-current Deposits	69,125	69,186		10,074
Other Non-current Assets	62,314	46,551		6,778
Restricted Cash	89,745	82,955		12,078
Lease Rental Receivables	749,243	1,114,904		162,333
Total non-current Assets	2,922,204	3,957,521		576,225
Total Assets	10,878,529	11,194,596		1,629,964
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	1,216,384	1,454,900		211,838
Accounts and Notes Payable	2,388,393	2,326,568		338,755
Income Tax Payable	629	3,356		489
Customer Advances and Deposits	910,383	1,200,973		174,865
Accrued Expenses and Other Liabilities	1,841,273	1,946,259		283,380
Capital Lease Obligation	7,227	2,851		415
Amounts Due to Related Parties	12,902	13,265		1,931
Total Current Liabilities	6,377,191	6,948,172		1,011,673
Non-current Liabilities
Capital Lease Obligation	1,828	872		127
Deferred Tax Liabilities	31,688	29,425		4,284
Other Non-current Liabilities	75,327	79,126		11,521
Total Non-current Liabilities	108,843	109,423		15,932
Total Liabilities	6,486,034	7,057,595		1,027,605
Shareholders’ Equity
Ordinary Shares	24,786	25,988		3,784
Additional Paid-In Capital	19,240,912	19,379,591		2,821,723
Accumulated Deficit	(14,886,214)	(15,395,813	)(11)	(2,241,673)
Accumulated Other Comprehensive Income	12,333	124,471		18,123
BEST Inc. Shareholders’ Equity	4,391,817	4,134,237		601,957
Non-controlling Interests	678	2,764		402
Total Shareholders’ Equity	4,392,495	4,137,001		602,359
Total Liabilities and Shareholders’ Equity	10,878,529	11,194,596		1,629,964

(11) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807 and accumulated loss from operations of RMB5,902,006.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from /(Used in) Operating Activities	32,949	86,310	12,567	34,905	(91,784)	(13,364)
Net Cash Used in Investing Activities	(2,995,362)	(1,610,214)	(234,452)	(4,722,782)	(1,343,500)	(195,617)
Net Cash Generated from Financing Activities	2,668,388	150,667	21,938	3,151,773	230,219	33,521
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(22,093)	50,150	7,302	(78,221)	51,412	7,485
Net Decrease in Cash and Cash Equivalents, and Restricted Cash	(316,118)	(1,323,087)	(192,645)	(1,614,325)	(1,153,653)	(167,975)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,082,325	3,152,263	458,978	3,380,532	2,982,829	434,308
Cash and Cash Equivalents, and Restricted Cash at End of Period	1,766,207	1,829,176	266,333	1,766,207	1,829,176	266,333

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 6 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(466,631)	(51,054)	(7,437)	(1,091,208)	(484,404)	(70,532)
Add
Depreciation & Amortization	101,182	112,241	16,342	262,975	329,148	47,925
Interest Expense	12,078	18,960	2,761	32,799	53,759	7,827
Income Tax Expense	3,949	2,971	433	6,436	6,971	1,015
Subtract
Interest Income	(16,883)	(28,436)	(4,140)	(50,941)	(77,126)	(11,230)
EBITDA	(366,305)	54,682	7,959	(839,939)	(171,652)	(24,995)
Add
Share-based Compensation Expense	280,689	25,185	3,667	280,689	81,927	11,929
Subtract
Fair Value Change of Equity Investments	—	(78,528)	(11,434)	—	(78,528)	(11,434)
Adjusted EBITDA	(85,616)	1,339	192	(559,250)	(168,253)	(24,500)
Adjusted EBITDA Margin	(1.6)%	0.02%	0.02%	(4.2)%	(0.9)%	(0.9)%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 7 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(466,631)	(51,054)	(7,437)	(1,091,208)	(484,404)	(70,532)
Add
Share-based Compensation Expense	280,689	25,185	3,667	280,689	81,927	11,929
Amortization of Intangible Assets Resulting from Business Acquisitions	2,132	3,040	443	3,553	8,991	1,309
Subtract
Fair Value Change of Equity Investments	—	(78,528)	(11,434)	—	(78,528)	(11,434)
Non-GAAP Net Loss	(183,810)	(101,357)	(14,761)	(806,966)	(472,014)	(68,728)
Non-GAAP Net Loss Margin	(3.4)%	(1.4)%	(1.4)%	(6.0)%	(2.5)%	(2.5)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 8 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended September 30,
	2018
(In ‘000)	RMB	US$
Net loss attributable to ordinary shareholders	(51,195)	(7,458)
Add
Share-based Compensation Expense	25,185	3,667
Amortization of Intangible Assets Resulting from Business Acquisitions	3,040	443
Subtract
Fair Value Change of Equity Investments	(78,528)	(11,434)
Non-GAAP net loss attributable to ordinary shareholders for computing non-GAAP diluted EPS	(101,498)	(14,782)
Weighted average diluted shares outstanding during the quarter	387,134,896	387,134,896
Diluted EPS	(0.13)	(0.02)
Add
Share-based Compensation Expense	0.06	0.01
Amortization of Intangible Assets Resulting from Business Acquisitions	0.01	0.00
Subtract
Fair Value Change of Equity Investments	(0.20)	(0.03)
Non-GAAP Diluted EPS	(0.26)	(0.04)